Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Amendment to previous announcement of Bachoco’s

Cash Dividend

BACHOCO INDUSTRIES

(Translation of Registrant’s name into English)

Avenida Tecnológico #401

38010 Celaya, Guanajuato, Mexico

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form ☒ 20-F Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) ☐ Yes No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A.B. de C.V. (Registrant)
/s/ Daniel Salazar Ferrer, CFO

Date: April 29, 2022

Explanatory Note

We are filing this Amendment No. 1 (“Amendment No. 1”) to our Bachoco Announces Cash Dividend, as filed with the Securities and Exchange Commission on April 28, 2022 (the “Original Filing Date”), solely to correct the reported descriptive amount of dividend per share per installment from $0.71 pesos to $0.82 pesos per installment. Except as described above, no additional changes have been made to the Original press release.

Amendment to previous announcement of Bachoco’s Cash Dividend

Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: BACHOCO) Mexico’s leading producer and processor of poultry and other food products, announced today that during the Company’s Annual Shareholder Meeting, held on April 27th 2022, the Board of Directors approved a cash dividend payment for 2022.

The cash dividend payment set by the Board amounts to $1.64 pesos per share outstanding or $19.68 pesos per ADR (one ADR equals to twelve shares).

The dividend will be paid in two equal installments of $0.82 pesos per share equivalent to $9.84 pesos per ADR on the following dates in 2022: May 18th and July 13th.

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and more than 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 31,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:

maria.jaquez@bachoco.net

andrea.guerrero@bachoco.net

T. +52(461)618 3555